DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04008336

February 11, 2004

Bruce K. Dallas
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, CA 94025

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/11/2004

Re: Comcast Corporation
Incoming letter dated December 23, 2003

Dear Mr. Dallas:

This is in response to your letter dated December 23, 2003 concerning the shareholder proposal submitted to Comcast by the Communications Workers of America. We also have received a letter on the proponent's behalf dated January 9, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
FEB 24 2004
THOMSON
FINANCIAL

Enclosures

cc: Sumanta Ray
Senior Analyst
Communications Workers of America
501 Third Street, NW
Washington, DC 20001

1166691

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

1600 EL CAMINO REAL
MENLO PARK, CA 94025
650 752 2000
FAX 650 752 2111

WRITER'S DIRECT
650 752 2022

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

December 23, 2003

Re: **Shareholder Proposal Submitted by Communications Workers of America**

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentleman:

On behalf of our client, Comcast Corporation (the "**Company**"), we write to inform you of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2004 Annual Meeting of Shareholders (collectively, the "**2004 Proxy Materials**") a shareholder proposal (the "**Proposal**") and related supporting statement (the "**Supporting Statement**") received from the Communications Workers of America (the "**Proponent**"). The Proposal and the Supporting Statement are attached hereto as Exhibit A.

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "**Staff**") concur in our opinion that the Company may, for the reasons set forth below, properly exclude the aforementioned proposal from the 2004 Proxy Materials.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and the attachments hereto. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent informing the proponent of the Company's intention to exclude the proposal from the 2004 Proxy Materials. The Company plans to file its definitive proxy statement with the Securities and Exchange Commission (the "**SEC**") on or about March 25, 2004. Accordingly, we are submitting this letter not less than 80 days before the Company intends to file its definitive proxy statement.

The Proposal requests the Board take steps to adopt a recapitalization plan that would provide for all the Company's outstanding stock to have one vote per share. A copy of the Proposal and the Supporting Statement are attached hereto as Exhibit A. We believe the Proposal may be excluded because it is vague and indefinite and because the Supporting Statement contains inuendos impugning the character and integrity of the Company and its executives.

1. The proposal is vague and indefinite.

We have concluded that the Proposal may be properly omitted from the 2004 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal and the Supporting Statement are vague and indefinite, and are therefore misleading.

Rule 14a-8(i)(3) permits a registrant to omit a proposal and any statement in support thereof from its proxy materials "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." For purposes of Rule 14a-8(i)(3), the Staff previously allowed the omission of proposals that are vague and indefinite as inherently misleading. Such proposals are excludable if "neither shareholders voting upon the proposal nor the Company would be able to determine with any reasonable certainty exactly what action or measures would be taken in the event the proposals were implemented". See Southeast Banking Corp. (February 8, 1982), Philadelphia Electric Co. (July 30, 1992) and Ann Taylor Shoes Corp. (March 13, 2001).

The Proposal at hand is exactly the kind of vague mandate that the Staff has indicated may be properly omitted from proxy materials. The Proposal seeks to have the Board adopt a recapitalization plan that would provide for all the Company's outstanding stock to have one vote per share. While the Proposal's goal of eliminating the Company's dual class voting structure is clear enough, Proponent makes no attempt whatsoever to define how such recapitalization could or should be implemented.

One can imagine several possible features of a recapitalization plan. For example, a repurchase plan could be implemented, pursuant to which the Company would repurchase the Class B Common Stock, which has higher voting rights per share than the Class A Common Stock, and the Class A Special Common Stock, which is non-voting. Such a repurchase plan would result in only shares of Class A Common Stock remaining outstanding, with each share having equal voting power. We can only venture to guess whether a repurchase plan would be part of the recapitalization envisioned by the Proponent. We note, however, that the Staff has consistently rejected shareholder proposals calling for the repurchase of a company's securities as relating to a company's ordinary business operations under Rule 14a-8(i)(7). See, e.g., Astronics Corporation (March 2, 2001)(proposal to redeem all outstanding class B shares and to convert them to common stock on a one for one basis); Ford Motor Company (March 26, 1999)(proposal to amend Ford's bylaws to require that it not repurchase its common stock except under certain circumstances); Food Lion, Inc. (February 22, 1996)(proposal to amend existing stock repurchase plan in order to accelerate and expand the amount of stock repurchased).

Alternatively, a recapitalization plan could feature the conversion of the Class B Common Stock and Class A Special Common Stock into Class A Common Stock. Changes to the Company's debt and equity structure could also be part of such a plan. Several other methods of recapitalization may be contemplated, some of which could involve third parties. We believe that the Proposal is open to several different interpretations, and that shareholders should not be asked to vote on such an open-ended and subjective proposal.

Although a recapitalization plan may involve numerous variables, such a plan is likely to involve an amendment of the Company's Articles of Incorporation (the "**Articles**") to the extent the Class B Common Stock is retired, eliminated, converted into another class or has its voting rights decreased. Any amendment changing the rights of the Class B Common Stock would require the approval of the Class B Common Stock. Article SEVENTH of the Company's Articles provides that any amendment to the Articles or any other action that would "limit the right of the holders of Class B Common Stock . . . . to transfer, vote or otherwise exercise rights with respect to capital stock" shall require the approval of the holders of Class B Common Stock, voting separately as a class, in addition to any other approval required by law or the Articles. A composite copy of the Articles is attached hereto as Exhibit B.

While a vote to amend the Articles to eliminate or reduce the voting power of the Class B Common Stock is clearly possible, there is no conceivable reason why a holder of Class B Common Stock would vote to dilute his or her own voting rights. Such a vote is doomed to fail unless economic or other incentives are provided. The special voting rights of the Class B Common Stock have value, and asking a holder of the Class B Common Stock to give up that value would fail unless something else was provided in exchange for that value. The Proposal and Supporting Statement fail to elaborate in any way on the features of any recapitalization plan, the measures for accomplishing it or the costs that should be spent to support such a plan.

Similarly, a plan that provided for each share of outstanding stock to have one vote would require the holders of Class A Common Stock to permit the dilution of their voting rights by giving the holders of the Class A Special Common Stock equal voting power. Clearly, such a plan would fail unless the holders of the Class A Common Stock are provided incentives to give up the value of their voting power. The Proponent, however, leaves it to the imagination of the shareholders to conjure up the various recapitalization plans that may provide such incentives.

For the foregoing reasons, we believe the Proposal may be excluded because it is vague and indefinite, and therefore misleading. The Company is not able to determine with any reasonable certainty what actions or measures would be required if the Proposal were approved. The Supporting Statement, although clear in its criticism of the dual class capital structure and the disparate voting power held by the Class B Common Stock, fails to provide even a single suggestion as to how a one vote per share structure should or could be implemented. Because a variety of outcomes could be envisioned by shareholders, we believe the Proposal should be excluded from the 2004 Proxy Materials.

2. The Proposal Impugns Character.

The Staff has concurred that statements impugning character, integrity or reputation or alleging improper, illegal or immoral conduct without factual foundation are misleading and may be excluded under Rule 14a-8(i)(3). See, e.g., Philip Morris Cos. Inc. (February 7, 1991); Standard Brands (March 12, 1975), and Idacorp, Inc. (January 9, 2001). In Standard Brands the Staff did not recommend enforcement action if a proposal was excluded from the company's proxy materials where the supporting statement contained a reference to "economic racism". The Staff noted that this reference "would seem to impugn the character, integrity and reputation of the company" without the necessary factual support required by Rule 14a-9.

The Proposal and the supporting statement contain unsupported inuendos impugning the character of the Company's Chief Executive Officer and other executives by linking these executives with the alleged fraudsters and self-dealers of Adelphia Communications. The Proponent goes on to impugn the integrity of the company as a whole, attributing the dual class voting structure at Adelphia as the source of, or contribution to, the alleged fraud at Adelphia and suggesting that the Company's shareholders are in the same "danger" by giving disproportionate power to "insiders". These inuendos impugn the character and integrity of the Company, its Chief Executive Officer and other Company executives, thereby rendering them false and misleading in violation of Rule 14a-8(i)(3).

For the foregoing reasons, we respectfully request that the Staff concur in our opinion that the Proposal may be properly excluded from the 2004 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (650) 752-2022, or Arthur Block, the Company's Senior Vice President, General Counsel and Secretary, at (215) 981-7794, if we may be of any further assistance in this matter.

Very truly yours,

Bruce K. Dallas

cc: Sumanta Ray
Morton Bahr
Communications Workers of America

Arthur R. Block
Comcast Corporation

Sarah K. Solum
Davis Polk & Wardwell

(MP) 98000/800/SOLUM/COMCAST/nol.cwa.doc

EXHIBIT A

Stockholder Proposal

RESOLVED: The shareholders request that the Board of Directors take the steps that may be necessary to adopt a recapitalization plan that would provide for all of the Company's outstanding stock to have one vote per share.

Supporting Statement

Comcast has an unusual dual class capital structure that gives Brian L. Roberts a disproportionate percentage of the shareholder votes. According to the 2002 Annual Report, Mr. Roberts "has a 33 1/3% nondilutable voting interest" as the beneficial owner "of all outstanding shares of our Class B common stock." This gives Mr. Roberts one-third of the voting power with beneficial ownership of less than one percent of Comcast's total market value.

In contrast, the 1.4 million record holders of Class A common stock have just "66 2/3% of the aggregate voting power." This ratio is maintained by adjusting the voting power of the Class A Common stock before each election to reflect "the number of shares of Class A common stock and Class B common stock then outstanding."

For example, Mr. Roberts controlled 9.4 million shares of Class B stock that was entitled to fifteen votes per share at the 2003 Annual Meeting. To maintain his "33 1/3% nondilutable voting interest," the 1.35 billion shares of Class A common stock was allocated just "0.2090 vote," or about 1/5 of a vote per share. This gave each share of the Class B stock about 75 times the voting power of a single share of Class A stock.

We believe this disproportionate voting power is dangerous to the interests of the shareholders. As Louis Lowenstein has observed, dual class voting stocks reduces accountability by allowing corporate control to be seized or retained by corporate officers or insiders. What's Wrong With Wall Street (1988).

We believe the danger of giving disproportionate power to insiders is illustrated by the experience of Adelphia Communications, which was the nation's sixth largest cable television company in 2002. Adelphia's dual class voting stocks gave the Rigas family control and, in that manner, contributed to the Company's participation in "one of the most extensive financial frauds ever to take place at a public company." See Securities and Exchange Commission Litigation Release No. 17627 (July 24, 2002).

The Securities and Exchange Commission has alleged, among other things, that Adelphia fraudulently excluded more than $2.3 billion in bank debt from its consolidated financial statements and concealed "rampant self-dealing by the Rigas Family." Meanwhile, the price of Adelphia stock collapsed from $20.39 on March 26, 2002 to $0.79 on June 3, 2002, when it was delisted by the NASD.

Comcast has a market capitalization in excess of $65 billion, which may make it the largest public company with a dual class voting structure. In our view, this large capitalization magnifies the danger to investors that is inherent in any dual class voting structure. Please vote for this proposal to persuade the Board to take steps toward giving each share of Comcast stock one vote per share.

EXHIBIT B

THIS COMPOSITE REFLECTS ALL AMENDMENTS
THROUGH SEPTEMBER 19, 2003

Amended and Restated Articles of Incorporation of Comcast Corporation

The Articles of Incorporation of the Corporation shall be amended and restated in their entirety so as to read as follows:

FIRST: The name of the Corporation is Comcast Corporation (the "**Corporation**").

SECOND: The location and post office address of the Corporation's current registered office in this Commonwealth is:

1500 Market Street, 35th floor
Philadelphia, PA 19102-2148

THIRD: The Corporation is incorporated under the provisions of the Business Corporation Law of 1988. The purpose or purposes for which the Corporation is organized are:

To have unlimited power to engage in and to do any lawful act concerning any or all lawful business for which corporations may be incorporated under the Business Corporation Law.

FOURTH: The term of its existence is perpetual.

FIFTH: A. The aggregate number of shares which the Corporation shall have authority to issue is SEVEN BILLION FIVE HUNDRED MILLION (7,500,000,000) shares of Class A Common Stock, par value $0.01 per share, SEVEN BILLION FIVE HUNDRED MILLION (7,500,000,000) shares of Class A Special Common Stock, par value $0.01 per share, SEVENTY FIVE MILLION (75,000,000) shares of Class B Common Stock, par value $0.01 per share, and TWENTY MILLION (20,000,000) shares of Preferred Stock, which the Board of Directors may issue, in one or more series, without par value, with full, limited, multiple, fractional, or no voting rights, and with such designations, preferences, qualifications, privileges, limitations, restrictions, options, conversion rights and other special or relative rights as shall be fixed by the Board of Directors.

B. The descriptions, preferences, qualifications, limitations, restrictions and the voting, special or relative rights in respect of the shares of each class of Common Stock are as follows:

1. (a) Subject to paragraph (B)(1)(c) of this Article FIFTH, each share of Class A Common Stock shall entitle the holder thereof to the number of votes equal to a quotient the numerator of which is the excess of (i) the Total Number of Votes (as defined below) over (ii) the sum of (A) the Total Number of B Votes (as defined below) and (B) the Total Number of Other Votes (as defined below) and the denominator of which is the number of outstanding shares of Class A Common Stock (*provided* that if at any time there are no outstanding shares of Class B Common Stock, each share of Class A Common Stock shall entitle the holder thereof to one (1) vote) and each share of Class B Common Stock shall entitle the holder thereof to fifteen (15) votes. Holders of shares of Class A Special Common Stock shall not be entitled to vote for the election of Directors (as defined below in Article SIXTH) or any other matter except as may be required by applicable law, in which case each share of Class A Special Common Stock shall entitle the holder thereof to the same number of votes to which each holder of Class A Common Stock is entitled for each of such holder's shares of Class A Common Stock. "**Total Number of Votes**" on any record date is equal to a quotient the numerator of which is the Total Number of B Votes on such record date and the denominator of which is the B Voting Percentage (as defined below) on such record date. "**Total Number of B Votes**" on any record date is equal to the product of (i) 15 and (ii) the number of outstanding shares of Class B Common Stock on such record date. "**Total Number of Other Votes**" on any record date means the aggregate number of votes to which holders of all classes of capital stock of the Corporation other than holders of Class A Common Stock and Class B Common Stock are entitled to cast on such record date in an election of Directors. "**B Voting Percentage**" on any record date means the portion (expressed as a percentage) of the total number of votes entitled to be cast in an election of Directors by the

holders of capital stock of the Corporation to which all holders of Class B Common Stock are entitled to cast on such record date in an election of Directors, as specified and determined pursuant to paragraph (B)(1)(c) of this Article FIFTH.

(b) Except as provided in Article SEVENTH or required by applicable law, only the holders of Class A Common Stock, the holders of Class B Common Stock and the holders of any other class or series of Common Stock, Preferred Stock or other class of capital stock of the Corporation (if any) with voting rights shall be entitled to vote and shall vote as a single class on all matters with respect to which a vote of the shareholders of the Corporation is required or permitted under applicable law, these Articles of Incorporation, or the By-Laws of the Corporation. Whenever applicable law, these Articles of Incorporation or the By-Laws of the Corporation provide for a vote of the shareholders of the Corporation on any matter, approval of such matter shall require the affirmative vote of a majority of the votes cast by the holders entitled to vote thereon unless otherwise expressly provided under applicable law, these Articles of Incorporation or the By-Laws of the Corporation.

(c) Notwithstanding any other provision of these Articles of Incorporation, including paragraph (B)(1)(a) of this Article FIFTH, but subject to Article SEVENTH, with respect to any matter on which the holders of Class B Common Stock and the holders of one or more classes or series of Common Stock, Preferred Stock or any other class of capital stock of the Corporation (if any) vote as a single class, each share of Class B Common Stock shall entitle the holder thereof to the number of votes necessary so that, if all holders of Class B Common Stock and all holders of each such other class or series of Common Stock, Preferred Stock and other class of capital stock of the Corporation (if any) were to cast all votes they are entitled to cast on such matter, the holders of the Class B Common Stock in the aggregate would cast thirty three and one-third (33 1/3) per cent of the total votes cast by all such holders, subject to reduction as set forth in the following sentence. If at any time after the Effective Time for any reason whatsoever the number of shares of Class B Common Stock outstanding at such time is reduced below the number of shares of Class B Common Stock outstanding at the Effective Time (appropriately adjusted for any stock dividend paid in Class B Common Stock, stock splits or reverse stock splits of the Class B Common Stock or combinations, consolidations or reclassifications of the Class B Common Stock), the percentage specified in the preceding sentence shall be reduced to a percentage equal to the product of (i) thirty three and one-third (33 1/3) and (ii) the fraction obtained by dividing the number of shares of Class B Common Stock outstanding at such time by the number of shares of Class B Common Stock outstanding at the Effective Time (appropriately adjusted for any stock dividend paid in Class B Common Stock, stock splits or reverse stock splits of the Class B Common Stock or combinations, consolidations or reclassifications of the Class B Common Stock). No reduction in the percentage of the voting power of the Class B Common Stock pursuant to the preceding sentence shall be reversed by any issuance of Class B Common Stock that occurs after such reduction.

2. The holders of Class A Common Stock, the holders of Class A Special Common Stock and the holders of Class B Common Stock shall be entitled to receive, from time to time, when and as declared, in the discretion of the Board of Directors, such cash dividends as the Board of Directors may from time to time determine, out of such funds as are legally available therefor, in proportion to the number of shares held by them, respectively, without regard to class.

3. The holders of Class A Common Stock, the holders of Class A Special Common Stock, and the holders of Class B Common Stock shall be entitled to receive, from time to time, when and as declared by the Board of Directors, such dividends of stock of the Corporation or other property as the Board of Directors may determine, out of such funds as are legally available therefor. Stock dividends on, or stock splits of, any class of Common Stock shall not be paid or issued unless paid or issued on all classes of Common Stock, in which case they shall be paid or issued only in shares of that class; *provided, however,* that stock dividends on, or stock splits of, Class B Common Stock may be paid or issued in shares of Class A Special Common Stock. Any decrease in the number of shares of any class of Common Stock resulting from a combination or consolidation of shares or other capital reclassification shall not be permitted unless parallel action is taken with respect to each other class of Common Stock, so that the number of shares of each class of Common Stock outstanding shall be decreased proportionately. Notwithstanding anything to the contrary contained herein, in the event of a distribution of property, plan of merger or consolidation, plan of asset transfer, plan of division, plan of exchange, or recapitalization pursuant to which the holders of Class A Common Stock, the holders of Class A Special Common Stock and the holders of Class B Common Stock would be entitled to receive equity interests of one or

more corporations (including, without limitation, the Corporation) or other entities, or rights to acquire such equity interests, then the Board of Directors may, by resolution duly adopted, provide that the holders of Class A Common Stock, the holders of Class A Special Common Stock, and the holders of Class B Common Stock, respectively and as separate classes, shall receive with respect to their Class A Common Stock, Class A Special Common Stock, or Class B Common Stock (whether by distribution, exchange, redemption or otherwise), in proportion to the number of shares held by them, equity interests (or rights to acquire such equity interests) of separate classes or series having substantially equivalent relative designations, preferences, qualifications, privileges, limitations, restrictions and rights as the relative designations, preferences, qualifications, privileges, limitations, restrictions and rights of the Class A Common Stock, Class A Special Common Stock and Class B Common Stock. Except as provided above, if there should be any distribution of property, merger, consolidation, purchase or acquisition of property or stock, asset transfer, division, share exchange, recapitalization or reorganization of the Corporation, the holders of Class A Common Stock, the holders of Class A Special Common Stock, and the holders of Class B Common Stock shall receive the shares of stock, other securities or rights or other assets as would be issuable or payable upon such distribution, merger, consolidation, purchase or acquisition of such property or stock, asset transfer, division, share exchange, recapitalization or reorganization in proportion to the number of shares held by them, respectively, without regard to class.

4. Each share of Class B Common Stock shall be convertible at the option of the holder thereof into one share of Class A Common Stock or one share of Class A Special Common Stock. Each share of Class B Common Stock shall be cancelled after it has been converted as provided herein.

5. Subject to Article SEVENTH and except as otherwise permitted by applicable law, each and any provision of these Articles of Incorporation may from time to time, when and as desired, be amended by a resolution of the Board of Directors and the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon, as determined in accordance with the provisions of this Article FIFTH. There shall be no class voting on any such amendments or on any other matter except as shall be required by Article SEVENTH or by applicable law, in which case there shall be required the affirmative vote of a majority of the votes cast by the holders of the outstanding shares of each class entitled to vote by Article SEVENTH or by applicable law, voting as a separate class.

6. If there should be any merger, consolidation, purchase or acquisition of property or stock, separation, reorganization, division or share exchange, the Board of Directors shall take such action as may be necessary to enable the holders of the Class B Common Stock to receive upon any subsequent conversion of their stock into Class A Common Stock or Class A Special Common Stock (as the case may be), in whole or in part, in lieu of any shares of Class A Common Stock or Class A Special Common Stock (as the case may be) of the Corporation, the shares of stock, securities, or other assets as would be issuable or payable upon such merger, consolidation, purchase, or acquisition of property or stock, separation, reorganization, division or share exchange in respect of or in exchange for such share or shares of Class A Common Stock or Class A Special Common Stock (as the case may be).

7. In the event of any liquidation, dissolution or winding up (either voluntary or involuntary) of the Corporation, the holders of Class A Common Stock, the holders of Class A Special Common Stock and the holders of Class B Common Stock shall be entitled to receive the assets and funds of the Corporation in proportion to the number of shares held by them, respectively, without regard to class.

8. At all times the Board of Directors shall take such action to adjust the conversion privileges of the Class B Common Stock and the number of shares of Class B Common Stock to be outstanding after any particular transaction to prevent the dilution of the conversion rights of the holders of Class B Common Stock.

9. Except as expressly set forth in these Articles of Incorporation (including, without limitation, this Article FIFTH and Article SEVENTH), the rights of the holders of Class A Common Stock, the rights of the holders of Class A Special Common Stock and the rights of the holders of Class B Common Stock shall be in all respects identical.

10. Neither the holders of the Class A Common Stock nor the holders of the Class B Common Stock nor the holders of any other class or series of Common Stock, Preferred Stock or other class of capital stock of the Corporation, whether issued prior to or after the Effective Time, shall have cumulative voting rights.

SIXTH: Governance

A. Definitions

1. **"Additional Independent Director"** has the meaning specified in paragraph (B)(1) of this Article SIXTH.

2. **"AT&T"** means AT&T Corp., a New York corporation.

3. **"AT&T Directors"** means (i) those five (5) Directors designated by AT&T to serve as members of the Board of Directors pursuant to a contractual right of AT&T to designate such Directors, (ii) any Replacement AT&T Director and (iii) any Director elected to replace an AT&T Director at the 2004 annual meeting of shareholders of the Corporation or designated as an AT&T Director pursuant to the last sentence of paragraph (E)(2) of this Article SIXTH.

4. **"Board of Directors"** means the Board of Directors of the Corporation.

5. **"CEO"** means the Chief Executive Officer of the Corporation.

6. **"Chairman"** means the Chairman of the Board of Directors.

7. **"Class of Director"** means the Comcast Directors, the AT&T Directors or the Independent Directors, as the case may be.

8. **"Comcast"** means Comcast Corporation, a Pennsylvania corporation.

9. **"Comcast Directors"** means (i) those five (5) Directors designated by Comcast to serve as members of the Board of Directors pursuant to a contractual right of Comcast to designate such Directors, (ii) any Replacement Comcast Director and (iii) any Director elected to replace a Comcast Director at the 2004 annual meeting of shareholders of the Corporation or designated as a Comcast Director pursuant to the last sentence of paragraph (E)(2) of this Article SIXTH.

10. **"Director"** means a director of the Corporation.

11. **"Effective Time"** means the date and time at which these Amended and Restated Articles of Incorporation become effective with the Department of State of the Commonwealth of Pennsylvania.

12. **"Governance and Directors Nominating Committee"** has the meaning specified in paragraph (E)(1) of this Article SIXTH.

13. **"Holiday"** has the meaning specified in paragraph (B)(6) of this Article SIXTH.

14. **"Independent Director"** means (i) those two (2) Independent Persons jointly designated by AT&T and Comcast to serve as members of the Board of Directors pursuant to a contractual right of AT&T and Comcast to designate such Directors, (ii) any Additional Independent Director, (iii) any Replacement Independent Director and (iv) any Director elected to replace an Independent Director at the 2004 annual meeting of shareholders of the Corporation or designated as an Independent Director pursuant to the last sentence of paragraph (E)(2) of this Article SIXTH.

15. **"Independent Person"** means an independent person (determined in accordance with the rules of the principal stock exchange or interdealer quotation system on which the class of Corporation common stock with the greatest aggregate market capitalization (as determined in good faith by the Board of Directors) is traded), it

being understood that (i) each individual who was a member of the Board of Directors of AT&T as of December 19, 2001 (other than Mr. C. Michael Armstrong) was deemed to be an Independent Person as of December 19, 2001, (ii) subject to clauses (iii) and (iv) of this definition, none of the members of the Board of Directors of Comcast as of December 19, 2001 was deemed to be an Independent Person as of December 19, 2001, (iii) Mr. Decker Anstrom was deemed to be an Independent Person as of December 19, 2001, (iv) for any period during which Mr. Decker Anstrom is not a Director, one person (other than Mr. Ralph J. Roberts, Mr. Brian L. Roberts, Mr. Julian A. Brodsky or Mr. Sheldon M. Bonovitz) designated by the CEO (which designation may be changed at any time by the CEO) who was a member of the Board of Directors of Comcast on December 19, 2001 and who would qualify as an Independent Person under this definition not taking into account clause (ii) of this definition shall be deemed to be an Independent Person; *provided* that such person shall not be eligible to be an AT&T Director or an Independent Director (any such designee, a "**Comcast Independent Designee**") and (v) none of the spouse, parents, siblings, lineal descendants, aunts, uncles, cousins and other close relatives (or their respective spouses) of Mr. Brian L. Roberts will be deemed Independent Persons at any time.

16. "**Initial Term**" means the period beginning at the Effective Time and ending at the 2004 annual meeting of shareholders of the Corporation.

17. "**Replacement AT&T Director**" has the meaning specified in paragraph (B)(3) of this Article SIXTH.

18. "**Replacement Comcast Director**" has the meaning specified in paragraph (B)(3) of this Article SIXTH.

19. "**Replacement Director**" has the meaning specified in paragraph (B)(3) of this Article SIXTH.

20. "**Replacement Independent Director**" has the meaning specified in paragraph (B)(3) of this Article SIXTH.

21. "**Specified Period**" means the period beginning at the Effective Time and ending at the 2005 annual meeting of shareholders of the Corporation or, if earlier, the date on which Mr. C. Michael Armstrong ceases to be the Chairman.

22. "**2004 Term**" means the period beginning at the 2004 annual meeting of shareholders of the Corporation and ending at the 2005 annual meeting of shareholders of the Corporation.

B. Directors

1. From the Effective Time until the expiration of the 2004 Term, subject to the fourth sentence of this paragraph (B)(1) of Article SIXTH and the second to last sentence of paragraph (B)(3) of Article SIXTH, the Board of Directors shall consist of five (5) Comcast Directors (at least one (1) of whom shall be an Independent Person), five (5) AT&T Directors and two (2) Independent Directors. If the size of the Board of Directors is increased as described in the fourth sentence of this paragraph (B)(1) of Article SIXTH or there is a vacancy in the Comcast or AT&T Class of Directors that pursuant to the second to last sentence of paragraph (B)(3) of Article SIXTH the applicable Class of Directors is not required to fill, the size of the Board of Directors shall be fixed at the number of Directors in place after such increase or vacancy and shall remain fixed at such number unless subsequently increased again pursuant to the fourth sentence of this paragraph (B)(1) of Article SIXTH or such vacancy is filled pursuant to paragraph (B)(3) of Article SIXTH (in either of such events the size of the Board of Directors shall be fixed at such increased number until subsequently changed as provided in this paragraph (B)(1) and paragraph (B)(3) of this Article SIXTH). At all times, the Board of Directors shall consist of a majority of Independent Persons. From the Effective Time until the expiration of the 2004 Term, a majority of the Directors may increase the size of the Board of Directors by up to two (2) members. The Board of Directors shall take all action necessary to ensure that any vacancy on the Board of Directors created as a result of any such increase shall be filled promptly by an Independent Person nominated by the Governance and Directors Nominating Committee and approved by the Board of Directors (an "**Additional Independent Director**"). After the election of an Additional Independent Director, such Additional Independent Director shall be considered an Independent Director for all purposes of this Article SIXTH. After the expiration of the 2004

Term, the size of the Board of Directors shall be determined in accordance with the By-Laws of the Corporation and the provisions of these Articles of Incorporation relating to Classes of Directors shall no longer apply.

2. Following the occurrence of a vacancy on the Board of Directors that results in the absence of one or more of (i) a majority of Independent Persons on the Board of Directors, (ii) at least one Comcast Director who is an Independent Person, (iii) the then required number of Independent Directors, (iv) four (4) Comcast Directors or (v) four (4) AT&T Directors, and notwithstanding the occurrence of such vacancy, the applicable Directors specified in paragraph (B)(3) of this Article SIXTH shall be authorized to take the actions contemplated by such paragraph to permit the Board of Directors to fill such vacancy (which vacancy shall be filled by an Independent Person in the case of clauses (i), (ii) and (iii)) and the Board of Directors shall be authorized to fill the vacancy in accordance with such paragraph. In addition to the foregoing and subject to the last sentence of paragraph (B)(3) of Article SIXTH, for a ninety (90) day period following the occurrence of a vacancy in the Board of Directors that results in one or more of the circumstances described in clauses (i), (ii), (iii), (iv) and (v) of the preceding sentence, the Directors then in office shall have and may exercise all of the powers of the Board of Directors to the extent provided under these Articles of Incorporation, the By-Laws of the Corporation and applicable law.

3. From the Effective Time until the expiration of the 2004 Term, the Board of Directors shall take all action necessary to ensure that any seat on the Board of Directors held by (i) a Comcast Director which becomes vacant is filled promptly by a person designated by a majority of the Comcast Directors remaining on the Board of Directors (such person, a **"Replacement Comcast Director"**), (ii) an AT&T Director which becomes vacant is filled promptly by a person designated by a majority of the AT&T Directors remaining on the Board of Directors (such person, a **"Replacement AT&T Director"**) and (iii) an Independent Director which becomes vacant is filled promptly by an Independent Person designated by the Governance and Directors Nominating Committee (such person, a **"Replacement Independent Director"** and, together with any Replacement Comcast Director and any Replacement AT&T Director, a **"Replacement Director"**); *provided* that the designation of any Replacement Independent Director by the Governance and Directors Nominating Committee shall be subject to the approval of the Board of Directors prior to such person becoming a Replacement Independent Director. Notwithstanding anything to the contrary contained herein, the remaining Comcast Directors or the remaining AT&T Directors, as the case may be, shall be under no obligation to designate a person to fill a vacancy in its Class of Directors (and during the pendency of any such vacancy the Board of Directors shall continue to exercise all of its powers to the extent provided under these Articles of Incorporation, the By-Laws of the Corporation and applicable law), except to the extent such vacancy results in fewer than four (4) Directors in the affected Class of Directors or, in the case of the Comcast Directors, the absence of one Comcast Director who is an Independent Person. In the absence of a designation by the Comcast Directors, the AT&T Directors or the Governance and Directors Nominating Committee, as the case may be, of a person to fill a vacancy in the relevant Class of Directors, the Board of Directors shall have no authority to fill a vacancy in the applicable Class of Directors.

4. Subject to paragraph (B)(7) of this Article SIXTH, each of the Comcast Directors, AT&T Directors and Independent Directors at the Effective Time, and each Replacement Director and Additional Independent Director elected to the Board of Directors in accordance with this Article SIXTH during the Initial Term, shall hold office until the expiration of the Initial Term and until such Director's successor has been selected and qualified or until such Director's earlier death, resignation or removal.

5. Subject to paragraph (B)(7) of this Article SIXTH, each of the Comcast Directors, AT&T Directors and Independent Directors immediately after the annual meeting of shareholders of the Corporation in 2004, and each Replacement Director and Additional Independent Director elected to the Board of Directors in accordance with this Article SIXTH during the 2004 Term, shall hold office until the expiration of the 2004 Term and until such Director's successor has been selected and qualified or until such Director's earlier death, resignation or removal.

6. The first (or in the event the Board of Directors calls an annual meeting of shareholders pursuant to the last sentence of this paragraph (B)(6), the second) annual meeting of shareholders of the Corporation after the Effective Time shall occur on such date and at such time in April 2004 as the Board of Directors may determine, or if the Board of Directors fails to set a date and time, on the second Thursday of April 2004 at 9:00 o'clock

a.m., if, in either case, not a holiday on which national banks are or may elect to be closed (**"Holiday"**), and if such day is a Holiday, then such meeting shall be held on the next business day at such time. The second (or in the event the Board of Directors calls an annual meeting of shareholders pursuant to the last sentence of this paragraph (B)(6), the third) annual meeting of shareholders of the Corporation after the Effective Time shall occur on such date and at such time in April 2005 as the Board of Directors may determine, or if the Board of Directors fails to set a date and time, on the second Thursday of April 2005 at 9:00 o'clock a.m., if, in either case, not a Holiday, and if such day is a Holiday, then such meeting shall be held on the next business day at such time. The Corporation may, at the election of the Board of Directors, call an annual meeting of shareholders of the Corporation in 2003 for the purpose of conducting such business, other than the election of Directors, as the Board of Directors shall determine.

7. In addition to the events set forth in each of paragraphs (B)(4) and (B)(5) of this Article SIXTH, the term of office of any Comcast Director or AT&T Director, in either case who was an Independent Person on the date of such Director's designation, appointment or election as a member of the Board of Directors, or of any Independent Director, shall terminate on any date on which such Director shall cease to be an Independent Person if as a result of such Director ceasing to be an Independent Person the Board of Directors shall not include (i) a majority of Independent Persons and (ii) at least one Comcast Director who is an Independent Person.

C. Office of the Chairman

1. At the Effective Time and during the Specified Period, there shall be an Office of the Chairman which shall be comprised of the Chairman and the CEO.

2. The Office of the Chairman shall be the Corporation's principal executive deliberative body with responsibility for corporate strategy, policy and direction, governmental affairs and other matters of significance to the Corporation. The Chairman and the CEO shall advise and consult with each other with respect to each of the foregoing matters.

D. Officers

1. Chairman.

(a) At the Effective Time and during the Specified Period, the Chairman shall be Mr. C. Michael Armstrong if he is willing and available to serve; *provided* that from and after April 1, 2004, if the Specified Period has not expired, Mr. C. Michael Armstrong shall be non- executive Chairman for the remainder of the Specified Period. After the Specified Period, the Chairman shall be Mr. Brian L. Roberts if he is willing and available to serve.

(b) The Chairman shall preside at all meetings of the shareholders of the Corporation and of the Board of Directors. In the absence of the Chairman, if the Chairman and the CEO are not the same person, the CEO shall chair such meetings.

(c) The Chairman shall have the authority to call special meetings of the Board of Directors, in the manner provided by the By-Laws of the Corporation.

(d) Removal of the Chairman shall require the affirmative vote of at least 75% of the entire Board of Directors until the earlier to occur of (i) the date on which neither Mr. C. Michael Armstrong nor Mr. Brian L. Roberts is the Chairman and (ii) the sixth anniversary of the expiration of the Initial Term.

2. Chief Executive Officer and President.

(a) At the Effective Time, the CEO shall be Mr. Brian L. Roberts if he is willing and available to serve. For so long as Mr. Brian L. Roberts shall be the CEO, he shall also be the President of the Corporation.

(b) The powers, rights, functions and responsibilities of the CEO shall include, without limitation, the following, subject to the control and direction of the Board of Directors:

(i) the supervision, coordination and management of the Corporation's business, operations, activities, operating expenses and capital allocation;

(ii) matters relating to officers (other than the Chairman) and employees, including, without limitation, hiring, terminating, changing positions and allocating responsibilities of such officers and employees; *provided* that, if the Chairman and the CEO are not the same person, the CEO shall consult with the Chairman in connection with the foregoing as it relates to the senior executives of the Corporation; *provided, further*, that following the initial designation of officers by the CEO (in consultation with the Chairman) as provided herein, the election of officers shall be as provided in the By-Laws of the Corporation;

(iii) all of the powers, rights, functions and responsibilities typically exercised by a chief executive officer and president of a corporation; and

(iv) the authority to call special meetings of the Board of Directors, in the manner provided by the By-Laws of the Corporation.

(c) Removal of the CEO shall require the affirmative vote of at least 75% of the entire Board of Directors until the earlier to occur of (i) the date on which Mr. Brian L. Roberts ceases to be the CEO and (ii) the sixth anniversary of the expiration of the Initial Term.

E. Governance and Directors Nominating Committee.

1. The Governance and Directors Nominating Committee (the "**Governance and Directors Nominating Committee**") shall have the power to designate Replacement Independent Directors as described in paragraph (B)(3) of this Article SIXTH, to nominate Additional Independent Directors as described in paragraph (B)(1) of this Article SIXTH and to nominate individuals for election by the shareholders of the Corporation as Directors at the 2004 annual meeting of shareholders of the Corporation and thereafter. During the Initial Term, the Governance and Directors Nominating Committee shall consist of Mr. Brian L. Roberts, if he is the Chairman or the CEO, one (1) Comcast Director who is an Independent Person selected by the Comcast Directors and two (2) Directors who are Independent Persons selected from the AT&T Directors by the AT&T Directors who are Independent Persons and the Independent Directors after consultation with Mr. Brian L. Roberts. During the Initial Term, if Mr. Brian L. Roberts is not the Chairman or the CEO, the Governance and Directors Nominating Committee shall consist of two (2) Comcast Directors selected by the Comcast Directors at least one of whom shall be an Independent Person and two (2) Directors who are Independent Persons selected from the AT&T Directors by the AT&T Directors who are Independent Persons and the Independent Directors after consultation with a Comcast Director selected by the two (2) Comcast Directors selected to serve on the Governance and Directors Nominating Committee. During the 2004 Term, the Governance and Directors Nominating Committee shall consist of Mr. Brian L. Roberts, if he is the Chairman or the CEO, one (1) Comcast Director who is an Independent Person selected by the Comcast Directors and three (3) Directors who are Independent Persons selected from the AT&T Directors and the Independent Directors by the Comcast Directors. During the 2004 Term, if Mr. Brian L. Roberts is not the Chairman or the CEO, the Governance and Directors Nominating Committee shall consist of two (2) Comcast Directors selected by the Comcast Directors at least one of whom shall be an Independent Person and three (3) Independent Persons selected from the AT&T Directors and the Independent Directors by the Comcast Directors. After the 2004 Term, the Governance and Directors Nominating Committee shall consist of Mr. Brian L. Roberts, if he is the Chairman or CEO, and four (4) Directors who are Independent Persons selected by Mr. Brian L. Roberts; *provided* that no more than one (1) person who was a Comcast Director or a Comcast Independent Designee may be selected by Mr. Brian L. Roberts as a member of the Governance and Directors Nominating Committee pursuant to this sentence prior to the seventh anniversary of the date that such Director was initially elected to the Board of Directors. After the 2004 Term, if Mr. Brian L. Roberts is not the Chairman or CEO, the Governance and Directors Nominating Committee shall be constituted as determined by the Board of Directors. Notwithstanding the foregoing, if Mr. Brian L. Roberts is the Chairman or CEO but is ineligible to serve on the Governance and Directors Nominating Committee at any relevant time under the applicable rules of the principal U.S. securities exchange or quotation system on which the Class A Common Stock is listed and traded, (i) during the Initial Term and the 2004 Term the Governance and Directors Nominating Committee shall be composed as it would be composed if Mr. Brian

L. Roberts were not the Chairman or CEO at such time (all of the members of which shall be eligible to serve under such rules) and (ii) after the 2004 Term the Governance and Directors Nominating Committee shall be composed of five (5) directors (all of whom shall be eligible to serve under such rules and at least four of whom shall be Independent Persons) selected by Mr. Brian L. Roberts; *provided* that no more than two (2) persons who were Comcast Directors or Comcast Independent Designees may be selected by Mr. Brian L. Roberts as members of the Governance and Directors Nominating Committee pursuant to this clause (ii) prior to the seventh anniversary of the date such Director was initially elected to the Board of Directors. At any time that Mr. Brian L. Roberts is a member of the Governance and Directors Nominating Committee, he shall be the Chairman of the Governance and Directors Nominating Committee. Subject to paragraph (E)(2) of this Article SIXTH, all powers otherwise held by the Board of Directors to nominate individuals for election by the shareholders of the Corporation as Directors shall reside exclusively in the Governance and Directors Nominating Committee, no such nominations shall be made by the Board of Directors and all nominations of the Governance and Directors Nominating Committee shall be submitted directly to the shareholders of the Corporation without any requirement that such nominations be submitted to the Board of Directors for its approval or ratification.

2. If the Governance and Directors Nominating Committee is able to reach agreement on a full slate of nominations for the 2004 annual meeting of shareholders of the Corporation, each of the individuals selected as a nominee who is a Director then in office will maintain the status of a "Comcast Director," "AT&T Director" or "Independent Director," as the case may be, and each of the other individuals, if any, selected as a nominee will have the status determined by the Governance and Directors Nominating Committee; *provided* that (i) the number of nominees constituting a full slate of nominations shall be equal to the number of Directors then in office and (ii) the number of nominees that have the status of a particular Class of Directors shall be equal to the number of Directors then in that Class of Directors. If the Governance and Directors Nominating Committee is unable to reach agreement on a full slate of nominations for the 2004 annual meeting of shareholders of the Corporation, each of the Directors then in office shall be nominated for election as a Director at the 2004 annual meeting of shareholders of the Corporation and shall maintain the status of a "Comcast Director," "AT&T Director" or "Independent Director," as the case may be. In the event that any of such Directors declines to stand for election as a Director at the 2004 annual meeting of shareholders of the Corporation, a replacement nominee will be selected by (i) if the Director declining to stand for election is a Comcast Director, a majority of the Comcast Directors then in office (other than the Comcast Director declining to stand for election), (ii) if the Director declining to stand for election is an AT&T Director, a majority of the AT&T Directors then in office (other than the AT&T Director declining to stand for election) and (iii) if the Director declining to stand for election is an Independent Director, the Governance and Directors Nominating Committee, subject to the prior approval of the Board of Directors (other than the Independent Director declining to stand for election). If a replacement nominee is selected to replace a declining Director pursuant to the preceding sentence, such replacement nominee shall be deemed to have the status of the declining Director as a "Comcast Director," "AT&T Director" or "Independent Director," as the case may be. If a Comcast Director or AT&T Director declines to stand for election, the Comcast Directors or the AT&T Directors, as the case may be, shall not be obligated to select a replacement nominee, except to the extent that their failure to select a replacement nominee would result in fewer than four (4) Directors in the affected Class of Directors. If a person is elected as a Director at the 2004 annual meeting of shareholders who was not nominated pursuant to the provisions of this paragraph (E), such person will be deemed to have the status of the former Director he or she was elected in lieu of. If multiple persons are elected as Directors at the 2004 annual meeting of shareholders who were not nominated pursuant to the provisions of this paragraph (E) and it is not possible to determine whom they were elected in lieu of, their status as "Comcast Directors," "AT&T Directors" or "Independent Directors" shall be determined by the entire Board of Directors; *provided* that the number of Directors that have the status of a particular Class of Directors shall be equal to the number of Directors in that Class of Directors immediately prior to the 2004 annual meeting of shareholders and the status of the other Directors shall not be affected as a result of such determination.

3. Any action of the Governance and Directors Nominating Committee shall require the approval of a majority of the entire Governance and Directors Nominating Committee. If any provision of this paragraph (E) provides for a selection or determination to be made by any given group or Class of Directors, such selection or determination shall require the approval of a majority of the Directors in such entire group or Class, as the case may be, and (except as otherwise specifically provided) not the approval of any given subset of such group or Class, as the case may be.

F. Executive Committee. If the Board of Directors decides to establish an Executive Committee, if he is willing and able to serve and for so long as he shall be a member of the Board of Directors, Mr. Ralph J. Roberts shall be the Chairman of the Executive Committee.

G. Amendment. Subject to paragraph (H) of this Article SIXTH, until the earlier to occur of (i) the date on which Mr. Brian L. Roberts is no longer serving as the Chairman or the CEO and (ii) the sixth anniversary of the expiration of the Initial Term, the provisions of this Article SIXTH and the provisions of Article 9 of the By-Laws may not be amended, altered, repealed or waived in any respect without the prior approval of at least 75% of the entire Board of Directors.

H. Termination. If Mr. Brian L. Roberts is no longer serving as the Chairman or the CEO, the provisions of this Article SIXTH (other than paragraphs (A), (B)(2) (but only insofar as such paragraph relates to the requirement that a majority of the Directors be Independent Persons) and (E) and the second sentence of paragraph (B)(1), in each case of this Article SIXTH) shall terminate automatically without any further action of the Board of Directors or the shareholders of the Corporation; *provided* that notwithstanding the foregoing, in the event that Mr. Brian L. Roberts ceases to serve as the Chairman or the CEO prior to the 2005 annual meeting of shareholders of the Corporation, the provisions of paragraphs (A), (B), (C),(D)(1)(a)-(c) and (E) of this Article SIXTH shall survive through the close of such annual meeting.

SEVENTH: In addition to any other approval required by law or by these Articles of Incorporation, and notwithstanding any provision of Article FIFTH, the approval of the holders of Class B Common Stock, voting separately as a class, shall be necessary to approve (i) any merger or consolidation of the Corporation with another entity or any other transaction, in each case that requires the approval of the shareholders of the Corporation pursuant to the law of the Commonwealth of Pennsylvania or other applicable law, or any other transaction that would result in any person or group (as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) owning shares representing in excess of 10% of the combined voting power of the resulting or surviving corporation, or any issuance of securities (other than pursuant to director or officer stock option or purchase plans) requiring shareholder approval under the applicable rules and regulations of any stock exchange or quotation system, (ii) any issuance of shares of Class B Common Stock or any securities exercisable or exchangeable for or convertible into shares of Class B Common Stock or (iii) any amendment to these Articles of Incorporation (including, without limitation, any amendment to elect to have any of Subchapters E, F, G, H, I and J or Section 2538 of Subchapter D, in each case of Chapter 25 of the Business Corporation Law of 1988, be applicable to the Corporation or any amendment to this Article SEVENTH) or the By-Laws of the Corporation or any other action (including, without limitation, the adoption, amendment or redemption of a shareholder rights plan) that would, in any such case, limit the rights of the holders of Class B Common Stock or any subsequent transferee of Class B Common Stock to transfer, vote or otherwise exercise rights with respect to capital stock of the Corporation. In addition to any other approval required by law or by these Articles of Incorporation, and notwithstanding any provision of Article FIFTH, the approval of the holder of any class or series of shares of the Corporation shall be necessary to approve any amendment to these Articles of Incorporation which would make any change in the preferences, limitations or rights of the shares of such class or series adverse to such class or series.

EIGHTH: Special meetings of shareholders may be called only by the Board of Directors and may not be called by shareholders of the Corporation.

NINTH: The shareholders of the Corporation shall not be permitted to act by written consent in lieu of a meeting; *provided* that notwithstanding the foregoing, the holders of a majority of the Class B Common Stock shall be permitted to act by written consent in lieu of a meeting in the exercise of their approval rights under Article SEVENTH.

TENTH: The Board of Directors shall have the power to amend the By-Laws to the extent provided therein, subject only to applicable law. Any amendment to the By-Laws approved by the shareholders of the Corporation shall not be deemed to have been adopted by the Corporation unless it has been previously approved by the Board of Directors.

ELEVENTH: No person who is or was a Director shall be personally liable, as such, for monetary damages (other than under criminal statutes and under federal, state and local laws imposing liability on directors for the payment of taxes) unless the person's conduct constitutes self-dealing, willful misconduct or recklessness. No amendment or repeal of this Article ELEVENTH shall apply to or have any effect on the liability or alleged liability of any person who is or was a Director for or with respect to any acts or omissions of the Director occurring prior to the effective date of such amendment or repeal. If the Business Corporation Law of 1988 is amended to permit a Pennsylvania corporation to provide greater protection from personal liability for its directors than the express terms of this Article ELEVENTH, this Article ELEVENTH shall be construed to provide for such greater protection.

TWELFTH: No person who is or was an officer of the Corporation shall be personally liable, as such, for monetary damages (other than under criminal statutes and under federal, state and local laws imposing liability on directors for the payment of taxes) unless the person's conduct constitutes self-dealing, willful misconduct or recklessness. No amendment or repeal of this Article TWELFTH shall apply to or have any effect on the liability or alleged liability of any person who is or was an officer of the Corporation for or with respect to any acts or omissions of the officer occurring prior to the effective date of such amendment or repeal. If the Business Corporation Law of 1988 is amended to permit a Pennsylvania corporation to provide greater protection from personal liability for its officers than the express terms of this Article TWELFTH, this Article TWELFTH shall be construed to provide for such greater protection.

THIRTEENTH: Any or all classes and series of shares of the Corporation, or any part thereof, may be represented by uncertificated shares to the extent determined by the Board of Directors, except that shares represented by a certificate that is issued and outstanding shall continue to be represented thereby until the certificate is surrendered to the Corporation. Within a reasonable time after the issuance or transfer of uncertificated shares, the Corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates. The rights and obligations of the holders of shares represented by certificates and the rights and obligations of the holders of uncertificated shares of the same class and series shall be identical.

FOURTEENTH: Subchapters E, F, G, H, I and J and Section 2538 of Subchapter D, in each case of Chapter 25 of the Business Corporation Law of 1988, shall not be applicable to the Corporation.

FIFTEENTH: Henceforth, these Articles supersede the original Articles and all amendments filed thereto.

Frederick B. Wade
ATTORNEY AT LAW

FAX (608) 255-3358

SUITE 740
122 WEST WASHINGTON AVENUE
MADISON, WISCONSIN 53703

Phone (608) 255-5111

January 9, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Request of Comcast Corporation for a No-Action Letter With Respect to the Shareholder Proposal of the Communications Workers of America Member's Relief Fund

Ladies and Gentlemen:

I. Introduction

This letter is submitted in response to the claim of the Comcast Corporation that it may exclude the shareholder proposal of the Communications Workers of America Member's Relief Fund from its 2004 proxy materials. Comcast incorrectly refers to the Proponent as "the Communications Workers of America."

The Proposal seeks reform of Comcast's unusual dual class capital structure, which gives CEO Brian Roberts a disproportionate share of the shareholder votes. Toward this end, it asks the Board of Directors to "take the steps that may be necessary to adopt a recapitalization plan that would provide for all of the Company's outstanding stock to have one vote per share."

II. Background

The Proponent was the beneficial owner of 10,500 shares of Comcast Class A common stock when the Proposal was submitted. At the close of trading on January 7, 2004, Comcast had a market value in excess of $ 74 billion.

Comcast has more than 1.3 billion shares of class A common stock that has variable voting rights, 880 million shares of Special Class A common stock that has no voting rights, and 9.4 million shares of Class B common stock that is beneficially owned by Mr. Roberts. Since the Class B stock "has a 33 1/3% nondilutable voting intrest," Mr. Roberts currently has one-third of the shareholder votes with beneficial ownership of shares that amount to less than one per cent of Comcast's total market value.

Under Rule 14a-8(g), "the burden is on the company to demonstrate that it is entitled to exclude a proposal." We submit that there is no merit to either of the Company's claims.

III. Comcast Has Failed to Demonstrate That the Proposal Is Vague and Indefinite Within the Meaning of Rule 14a-8(i)(3).

There is no merit to Comcast's contention that the Proposal is vague and indefinite. As noted above, the Proposal "requests that the Board of Directors take the steps that may be necessary to adopt a recapitalization plan that would provide for all of the Company's outstanding stock to have one vote per share."

The nature of the action to be taken, and the objective to be achieved, are each stated in clear and precise terms. The Proposal asks the Board to do what "may be necessary," in the exercise of its judgment, to achieve the goal of "one vote per share." Contrary to the argument of Comcast, the shareholders and the Board of Directors are plainly able to evaluate the action that is proposed with a reasonable degree of certainty.

The fact that Comcast's counsel may "imagine several possible features of a recapitalization plan" (pp. 2-4) does not mean that the Proposal is vague or indefinite for purposes of Rule 14a-8(i)(3). Instead, the different options that may be available for implementing the proposal are clearly matters of business judgment that are properly left to the discretion of the Board.

First, the contention that "the Company is not able to determine with any reasonable certainty what actions or measures would be required" (p. 4) is belied by various options that counsel has identified without any input from investment bankers or other experts. An investment banking firm might identify additional options for achieving the goal of "one vote per share."

Moreover, there are a number of precedents that Comcast may consider in developing a recapitalization plan. For example, it has been reported that Reader's Digest "combined its dual stocks into one class with one vote per share" in December of 2002. Arkansas Democrat Gazette (May 4, 2003). According to Carol Bowie, the Director of Governance Research at the Investor Responsibility Research Center, other companies have decided to adopt recapitalization plans when "they require[d] more capital because investors are wary of investing in a company where they may have limited rights as minority shareholders." Id.

In addition, it is evident that an evaluation of the various alternatives will require consideration of a number of difficult and complex issues before a reasoned choice may be made. Contrary to the argument of counsel (p.2), this fact provides further evidence that the adoption and implementation of a recapitalization plan is appropriately left to the discretion of the Board.

In view of the number of options for recapitalization that may be available, and the complexity of the issues involved, we submit that it would be improper for a shareholder proposal to attempt to micro-manage the implementation of a recapitalization plan, as counsel for Comcast has proposed, by "defining how such [a] recapitalization could or should be implemented." As the Commission recognized in adopting the 1998 Amendments to Rule 14a-8, shareholder proposals should avoid the kind of micro-management that may occur when a proposal "seeks to impose . . . methods for implementing complex policies." Securities Exchange Act Release No. 34-40018 at p.13 (May 21, 1998). In the words of the Commission, it would probe "too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment," if the Proposal were to attempt to define how the proposed recapitalization could or should be implemented. Id.

IV. Comcast Has Failed to Demonstrate That the Proposal Impugns Character Within the Meaning of Rule 14a-8(i)(3).

There is no merit whatsoever to Comcast's alternative argument that "the Proposal Impugns Character" (p. 4). This claim is based on a blatant misrepresentation that "the Proposal and the supporting statement contain unsupported innuendos impugning the character of the Company's Chief Executive Officer and other executives by linking these executives with the alleged fraudsters and self-dealers of Adelphia Communications" (p.4) (emphasis added).

First, there are no innuendos whatsoever, either in the Proposal or in the Supporting Statement. Nor is there any reference to the character or integrity of any Comcast executive. And there is plainly no attempt to "link these executives with the alleged fraudsters . . . ."

Contrary to the argument of counsel, the focus is entirely on the Proponent's argument that there is a deficiency in Comcast's capital structure. Moreover, the two paragraphs in the Supporting Statement that relate to "the experience of Adelphia Communications" is both relevant to the subject of the Proposal, and a scrupulously accurate statement of the allegations that the Commission has made in its enforcement action with respect to Adelphia.

Under these circumstances, the claim that "the Proposal Impugns Character" is simply without any basis in fact. There is nothing in the Proponent's submission that "challenges the integrity . . . [or] veracity" of any Comcast executive. See definition of "impugn," The New Lexicon Webster's Dictionary, 1989 Encyclopedic Edition.

In contrast, we submit that the Proponent has made a legitimate argument that the existing capital structure of Comcast has reduced the accountability of insiders, and has thereby increased the risk of a corporate governance failure. The Commission's allegations in the Adelphia enforcement action serve to demonstrate that the risk of such a failure is real in companies that have a dual class capital structure. The two paragraphs concerning these allegations make the important point that investor concerns about such risks are not merely a matter of speculation or academic interest.

Finally, we submit that shareholders may appropriately consider whether they should continue to bear the risk of such a failure of corporate governance. In this context, the information about Adelphia is important to assure that the shareholders, as a group, will be in a position to make an informed judgment. In short, investors may reasonably view "the experience of Adelphia Communications" as a warning that it would be prudent to reduce the risk of a corporate governance failure at Comcast by adopting the proposed recapitalization of the company's capital structure.

IV. Conclusion

For the reasons set forth above, the company has failed to meet its burden of proof under Rule 14a-8(g). The request for a no-action letter should be denied.

Please do not hesitate to contact me if you should have any questions. I have enclosed six copies of this letter for the staff. Additional copies are being sent to counsel for the company and the proponent.

Sincerely,

Frederick B. Wade

Frederick B. Wade

FBW:pt

Enclosures: Six copies

cc: Bruce K. Dallas
Counsel for Comcast

Frederick B. Wade
ATTORNEY AT LAW

FAX (608) 255-3358

SUITE 740
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January 9, 2004

RECEIVED
2004 JAN 13 PM 3:40
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Request of Comcast Corporation for a No-Action Letter With Respect to the Shareholder Proposal of the Communications Workers of America Member's Relief Fund

Ladies and Gentlemen:

I. Introduction

This letter is submitted in response to the claim of the Comcast Corporation that it may exclude the shareholder proposal of the Communications Workers of America Member's Relief Fund from its 2004 proxy materials. Comcast incorrectly refers to the Proponent as "the Communications Workers of America."

The Proposal seeks reform of Comcast's unusual dual class capital structure, which gives CEO Brian Roberts a disproportionate share of the shareholder votes. Toward this end, it asks the Board of Directors to "take the steps that may be necessary to adopt a recapitalization plan that would provide for all of the Company's outstanding stock to have one vote per share."

II. Background

The Proponent was the beneficial owner of 10,500 shares of Comcast Class A common stock when the Proposal was submitted. At the close of trading on January 7, 2004, Comcast had a market value in excess of $ 74 billion.

Comcast has more than 1.3 billion shares of class A common stock that has variable voting rights, 880 million shares of Special Class A common stock that has no voting rights, and 9.4 million shares of Class B common stock that is beneficially owned by Mr. Roberts. Since the Class B stock "has a 33 1/3% nondilutable voting intrest," Mr. Roberts currently has one-third of the shareholder votes with beneficial ownership of shares that amount to less than one per cent of Comcast's total market value.

Under Rule 14a-8(g), "the burden is on the company to demonstrate that it is entitled to exclude a proposal." We submit that there is no merit to either of the Company's claims.

III. Comcast Has Failed to Demonstrate That the Proposal Is Vague and Indefinite Within the Meaning of Rule 14a-8(i)(3).

There is no merit to Comcast's contention that the Proposal is vague and indefinite. As noted above, the Proposal "requests that the Board of Directors take the steps that may be necessary to adopt a recapitalization plan that would provide for all of the Company's outstanding stock to have one vote per share."

The nature of the action to be taken, and the objective to be achieved, are each stated in clear and precise terms. The Proposal asks the Board to do what "may be necessary," in the exercise of its judgment, to achieve the goal of "one vote per share." Contrary to the argument of Comcast, the shareholders and the Board of Directors are plainly able to evaluate the action that is proposed with a reasonable degree of certainty.

The fact that Comcast's counsel may "imagine several possible features of a recapitalization plan" (pp. 2-4) does not mean that the Proposal is vague or indefinite for purposes of Rule 14a-8(i)(3). Instead, the different options that may be available for implementing the proposal are clearly matters of business judgment that are properly left to the discretion of the Board.

First, the contention that "the Company is not able to determine with any reasonable certainty what actions or measures would be required" (p. 4) is belied by various options that counsel has identified without any input from investment bankers or other experts. An investment banking firm might identify additional options for achieving the goal of "one vote per share."

Moreover, there are a number of precedents that Comcast may consider in developing a recapitalization plan. For example, it has been reported that Reader's Digest "combined its dual stocks into one class with one vote per share" in December of 2002. Arkansas Democrat Gazette (May 4, 2003). According to Carol Bowie, the Director of Governance Research at the Investor Responsibility Research Center, other companies have decided to adopt recapitalization plans when "they require[d] more capital because investors are wary of investing in a company where they may have limited rights as minority shareholders." Id.

In addition, it is evident that an evaluation of the various alternatives will require consideration of a number of difficult and complex issues before a reasoned choice may be made. Contrary to the argument of counsel (p.2), this fact provides further evidence that the adoption and implementation of a recapitalization plan is appropriately left to the discretion of the Board.

In view of the number of options for recapitalization that may be available, and the complexity of the issues involved, we submit that it would be improper for a shareholder proposal to attempt to micro-manage the implementation of a recapitalization plan, as counsel for Comcast has proposed, by "defining how such [a] recapitalization could or should be implemented." As the Commission recognized in adopting the 1998 Amendments to Rule 14a-8, shareholder proposals should avoid the kind of micro-management that may occur when a proposal "seeks to impose . . . methods for implementing complex policies." Securities Exchange Act Release No. 34-40018 at p.13 (May 21, 1998). In the words of the Commission, it would probe "too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment," if the Proposal were to attempt to define how the proposed recapitalization could or should be implemented. Id.

IV. Comcast Has Failed to Demonstrate That the Proposal Impugns Character Within the Meaning of Rule 14a-8(i)(3).

There is no merit whatsoever to Comcast's alternative argument that "the Proposal Impugns Character" (p. 4). This claim is based on a blatant misrepresentation that "the Proposal and the supporting statement contain unsupported innuendos impugning the character of the Company's Chief Executive Officer and other executives by linking these executives with the alleged fraudsters and self-dealers of Adelphia Communications" (p.4) (emphasis added).

First, there are no innuendos whatsoever, either in the Proposal or in the Supporting Statement. Nor is there any reference to the character or integrity of any Comcast executive. And there is plainly no attempt to "link these executives with the alleged fraudsters . . . ."

Contrary to the argument of counsel, the focus is entirely on the Proponent's argument that there is a deficiency in Comcast's capital structure. Moreover, the two paragraphs in the Supporting Statement that relate to "the experience of Adelphia Communications" is both relevant to the subject of the Proposal, and a scrupulously accurate statement of the allegations that the Commission has made in its enforcement action with respect to Adelphia.

Under these circumstances, the claim that "the Proposal Impugns Character" is simply without any basis in fact. There is nothing in the Proponent's submission that "challenges the integrity . . . [or] veracity" of any Comcast executive. See definition of "impugn," The New Lexicon Webster's Dictionary, 1989 Encyclopedic Edition.

In contrast, we submit that the Proponent has made a legitimate argument that the existing capital structure of Comcast has reduced the accountability of insiders, and has thereby increased the risk of a corporate governance failure. The Commission's allegations in the Adelphia enforcement action serve to demonstrate that the risk of such a failure is real in companies that have a dual class capital structure. The two paragraphs concerning these allegations make the important point that investor concerns about such risks are not merely a matter of speculation or academic interest.

Finally, we submit that shareholders may appropriately consider whether they should continue to bear the risk of such a failure of corporate governance. In this context, the information about Adelphia is important to assure that the shareholders, as a group, will be in a position to make an informed judgment. In short, investors may reasonably view "the experience of Adelphia Communications" as a warning that it would be prudent to reduce the risk of a corporate governance failure at Comcast by adopting the proposed recapitalization of the company's capital structure.

IV. Conclusion

For the reasons set forth above, the company has failed to meet its burden of proof under Rule 14a-8(g). The request for a no-action letter should be denied.

Please do not hesitate to contact me if you should have any questions. I have enclosed six copies of this letter for the staff. Additional copies are being sent to counsel for the company and the proponent.

Sincerely,

Frederick B. Wade

Frederick B. Wade

FBW:pt

Enclosures: Six copies

cc: Bruce K. Dallas
Counsel for Comcast

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 11, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Comcast Corporation
Incoming letter dated December 23, 2003

The proposal requests that Comcast's board of directors adopt a recapitalization plan, so that all outstanding stock has one vote per share.

We are unable to concur in your view that Comcast may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Comcast may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Lesli L. Sheppard-Warren
Attorney-Advisor